Mail Stop 4561

January 9, 2008

VIA USMAIL and FAX (954) 252 - 3442

Mr. Gerry McClinton
Chief Operating Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

> **Re:** **CHDT Corporation**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 4/17/2007**
> **File No. 000-28831**

Dear Mr. Gerry McClinton:

      We issued comments to you on the above captioned filing on November 8, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 25, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by January 25, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant